Guitar Center, Inc.

5795 Lindero Canyon Road

Westlake Village, California 91362

September 27, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20002

Attn:	Lilyanna L. Peyser
Ronald E. Alper
Jennifer Thompson
James Allegretto
Lisa Sellers

Re:          Guitar Center, Inc. and Guitar Center Holdings, Inc.
Registration Statement on Form S-4
(SEC File Nos. 333-175270 and -01 to -07), originally filed June 30, 2011

Ladies and Gentlemen:

Guitar Center Holdings, Inc., a Delaware corporation (“Holdings”), and Guitar Center, Inc., a Delaware corporation (together with Holdings, the “Registrants”), hereby withdraw the request dated September 26, 2011 regarding acceleration of the effective date of the below referenced Registration Statement and resubmit such request as set forth below.

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby request acceleration of the effective date of the Registration Statement on Form S-4 (SEC File Nos. 333-175270 and -01 to -07), as amended to the date hereof (the “Registration Statement”), to 4:00 p.m., Eastern time, on Tuesday, September 27, 2011, or as soon thereafter as practicable.  The Registrants hereby acknowledge their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Registrants acknowledge that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2232, or Bradley Reed of Kirkland & Ellis LLP at (312) 862-7351, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * * * * * *

Very truly yours,

GUITAR CENTER, INC.
GUITAR CENTER HOLDINGS, INC.

By:	/s/ Michael Pendleton
Name: Michael Pendleton
Title: General Counsel